EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 27, 2009

TSX Venture Exchange:    EMR

 OTC Bulletin Board:         EGMCF

 U.S. 20-F Registration:       000-51411

 Frankfurt Stock Exchange: EML

RESPONSE TO DUNN CAPITAL

Emgold Mining Corporation (“Emgold”) responds to a news release purportedly issued by “an anonymous director” of Dunn Capital Partners (“Dunn”) as published by “Stockwatch” on October 21, 2009.

Emgold states categorically that the allegations relating to Emgold and attributed to Dunn in this news release are completely unfounded.  We are at a loss to understand the motivation behind this concoction of falsehoods and can only assume that it represents a malicious attempt to cause financial damage to Emgold and its shareholders.  We are disappointed that, in our opinion,  Stockwatch was prepared to add currency to such allegations by facilitating their dissemination without any attempt to confirm responsibility for or authenticity of the news release.

Contrary to the Dunn news release, the relationship between Emgold and Dunn was not terminated by Dunn.  In fact it was formally terminated by Emgold two weeks earlier, on October 7, 2009.  Emgold’s termination was announced in Emgold’s news release, also dated October 7, 2009.  By then Emgold had determined that Dunn was not able or prepared to proceed with the financing proposal initially set out in their term sheet, and it had become apparent that other arrangements satisfactory to all parties concerned in the negotiations were unlikely to be concluded.  In addition, Emgold learned of legal proceedings instituted against Dunn by a third party which Dunn had allegedly failed to finance after having entered into an agreement essentially the same as that initially proposed for Emgold.  The claims made in the third party lawsuit appeared to be very serious, and after investigation Emgold considered that it would be dangerously imprudent to have any further dealings with Dunn.  This conclusion was reinforced by information provided by other parties who also had prior dealings with Dunn.

The assertion that Dunn elected to withdraw from the proposed financing due to environmental and social concerns about Emgold’s Idaho-Maryland Project is equally absurd and unfounded.  Emgold has always been fully sensitive to the environmental concerns associated with its Idaho-Maryland Project and is totally committed to proceeding responsibly and in absolute compliance with all applicable California and United States laws and regulations.  All of the issues mentioned in the Dunn news release were thoroughly discussed between Emgold and Dunn before the initial financing proposal was made by Dunn to Emgold.  Dunn advised Emgold prior to July 23, 2009, the date on which Emgold first announced details of the proposed financing, that Dunn had completed its due diligence investigations and was anxious to proceed.  Also contrary to another of Dunn’s allegations, the project is in fact well supported in the local community.  A 2006 survey conducted by the City of Grass Valley indicated that seventy-two percent of those residents responding to the poll favored the re-opening the historic Idaho-Maryland Mine if appropriate environmental safeguards were put in place.  Only twelve percent of those polled indicated they did not support the mine's reopening.  Sixteen percent were undecided.  As with virtually all mining projects, there is still an organized opposition to the mine as well as organized support within the community.

Emgold’s goal is to permit and construct a socially and environmentally responsible project that will benefit Grass Valley, Nevada County, and the State of California.

We regret the inaccurate portrayal of the situation by the Dunn news release and the need for us to clarify the facts for the public and our shareholders.  Should you have any questions or concerns about this issue, please contact Dave Watkinson, President, at (530) 271-0679 or Jeff Stuart, Manager of Corporate Development and Investor Relations at (604) 687-4622.

On behalf of the Board of Directors,

David G. Watkinson, P.Eng.

President and Chief Operating Officer

For further information please contact:
Jeff Stuart, Manager, Investor Relations
Tel: (604) 687-4622  Fax: (604) 687-4212
Email: info@emgold.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”